                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)


                            APPLIEDTHEORY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03828R 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

Jeffrey C. Smith                           with a copy to:
Broadwing Communications Inc.              Eric Greenawalt, Esq.
1122 Capital of Texas Highway South        O'Melveny & Myers LLP
Austin, Texas 78746-6426                   610 Newport Center Drive, 17th Floor
(512) 328-1112                             Newport Beach, California  92660
                                           (949) 760-9600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 9, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP NO. 03828R 10 4                                  PAGE  2   OF   14   PAGES
          ----------------                                 -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     IXC Internet Services, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         5,553,833 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        5,553,833 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,637,835 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.4%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


CUSIP NO. 03828R 10 4                                  PAGE  3   OF   14   PAGES
          ----------------                                 -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Communications Services Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         5,553,833 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        5,553,833 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,637,835 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.4%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


CUSIP NO. 03828R 10 4                                  PAGE  4   OF   14   PAGES
          ----------------                                 -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Communications Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         5,553,833 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        5,553,833 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,637,835 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.4%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


CUSIP NO. 03828R 10 4                                  PAGE  5   OF   14   PAGES
          ----------------                                 -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         5,553,833 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        5,553,833 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,637,835 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.4%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 amends the statement on Schedule 13D dated October 4, 1999 {the "Schedule 13D") and filed with the Securities and Exchange Commission (the "Commission") by IXC Internet Services, Inc., Broadwing Communications Services Inc.(formerly known as IXC Communications Services, Inc.), and Broadwing Communications Inc.(formerly known as IXC Communications, Inc.), each a Delaware corporation, in respect of the common stock, par value $.01, CUSIP No. 03828R 10 4 (the "Common Stock") of AppliedTheory Corporation, a Delaware corporation ("the Issuer") and relates to the disposition of shares of Common Stock by the Filing Persons (as defined below). Except as specifically amended hereby, the Schedule 13D shall remain unchanged and in full force and effect. Defined terms used and not otherwise defined herein shall have the meaning specified in the Schedule 13D.

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirety to report that:

         This Schedule 13D is filed by and on behalf of Broadwing Inc., an Ohio corporation ("BRW"), having its principal address and principal office at 201 East Fourth Street, Cincinnati, Ohio 45201-2301 and IXC Internet Services, Inc. ("Internet"), Broadwing Communications Services Inc. ("Services"), and Broadwing Communications Inc. ("Broadwing Communications"), each a Delaware corporation having its principal address and principal office at 1122 Capital of Texas Highway South, Austin, Texas 78746 (collectively, the "Filing Persons"). Internet is the record holder of the shares of the Issuer's Common Stock and a wholly owned subsidiary of Services, which is a wholly owned subsidiary of Broadwing Communications, which is a wholly owned subsidiary of BRW. The name, business address, and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each director and executive officer of each Filing Person are set forth on Schedule A hereto, which is incorporated by reference. All information in this Schedule 13D with respect to the persons listed on Schedule A is given to the knowledge of the Filing Persons.

         During the last five years, none of the Filing Persons or the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the persons listed on Schedule A are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety to report that:

         Prior to Issuer's initial public offering, Internet entered into a stock purchase agreement (the "Stock Purchase Agreement") with the Issuer, Grumman Hill Investments III, L.P., NYSERNet.net, Inc. and certain stockholders of the Issuer on August 4, 1998. Pursuant to the Stock Purchase Agreement, Internet acquired 4,400,000 shares of the Issuer's Common Stock (after giving effect to stock splits by the Issuer subsequent thereto) at an aggregate purchase price of approximately $12.9 million. In connection with the Stock Purchase Agreement, Internet entered into option agreements with certain stockholders of the Issuer pursuant to which: (i) each such stockholder may require Internet to purchase shares from such stockholder (collectively, "Put Options"), at a purchase price of $2.9372 per share during the period between September 4, 1999 and October 28, 2000 (the "Put Period"); and (ii) Internet may require such stockholders to sell shares to Internet ("Call Options"), at a purchase price of $2.9372 per share during the period between November 4, 2000 and August 28, 2001 (the "Call Period").

         On or about October 4, 1999, Internet acquired, in the aggregate, 1,197,684 shares of the Issuer's Common Stock pursuant to Put Options exercised between September 4 and September 28, 1999, at an aggregate purchase price of $3,503,421.60 paid from Internet's working capital.

         On or about November 15, 1999, Internet acquired, in the aggregate, 63,125 shares of the Issuer's Common Stock pursuant to Put Options exercised between September 28 and November 15, 1999, at an aggregate purchase price of $185,429.69 paid from Internet's working capital.

         On or about May 1, 2000, Internet acquired, in the aggregate, 176,324 shares of the Issuer's Common Stock pursuant to Put Options exercised between November 15, 1999 and May 1, 2000, at an aggregate purchase price of $517,951.75 paid from Internet's working capital.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety to report that:

         On March 23, 2001, Internet sold 85,000 shares of Common Stock in an open market transaction at a price of $1.25 per share. On March 26, 2001, Internet sold 38,300 shares of Common Stock in an open market transaction at a price of $1.27 per share. On March 28, 2001, Internet sold 25,000 shares of Common Stock in an open market transaction at a price of $1.20 per share. On March 29, 2001, Internet sold 5,000 shares of Common Stock in an open market transaction at a price of $1.12 per share. On March 30, 2001, Internet sold 25,000 shares of Common Stock in an open market transaction at a price of $1.07 per share. On April 3, 2001, Internet sold 10,000 shares of Common Stock in an open market transaction at a price of $1.05 per share. On April 4, 2001, Internet sold 5,000 shares of Common Stock in an open market transaction at a price of $1.02 per share. On April 5, 2001, Internet sold 40,000 shares of Common Stock in an open market transaction at a price of $1.10 per share. On April 6, 2001, Internet sold 20,000 shares of Common Stock in an open market transaction at a price of $1.03 per share. On April 9, 2001, Internet sold 30,000 shares of Common Stock in an open market transaction at a price of $1.00 per share. All sales have been transacted in accordance with Rule 144 promulgated under the Securities Act of 1933. The Filing Persons may sell some or all of their shares of Common Stock from time to time in the future depending upon market conditions and other relevant factors.

          (a) There remain outstanding 83,492 shares of Common Stock subject to Call Options which Internet may require the holders of such Call Options to sell, in the time remaining in the Call Period, which expires with respect to certain of the shares on August 4, 2001 and with respect to the balance of the shares on August 28, 2001.

          (b)  Not applicable.

          (c)  Not applicable.

          (d) Dominick deAngelo, the President, Internet Data Services of Broadwing Communications Services Inc., recently resigned from the Issuer's Board of Directors. None of the Filing Persons has any right to, or plans to, nominate another candidate for the Issuer's Board of Directors.

          (e)  Not applicable.

          (f)  Not applicable.

          (g)  Not applicable.

          (h)  Not applicable.

          (i)  Not applicable.

          (j)  Not applicable.

Item 5.  Interest in Securities of The Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to report that:

         (a) As of the date hereof, each of the Filing Persons may be deemed to beneficially own 5,637,835 shares, or approximately 21.4% of the Issuer's outstanding Common Stock, including the shares remaining subject to the Call Options, based on the statement in Issuer's most recent Form 10-K filed with the Commission on April 2, 2001 that, as of March 13, 2001, there were approximately 26,373,059 shares of Issuer's Common Stock outstanding.

         (b) As of the date hereof, each of the Filing Persons may be deemed to have shared dispositive power and shared voting power with respect to 5,553,833 shares of the Issuer's Common Stock.

         (c) See Item 4 for information responsive to this item. Other than as set forth in Item 4, no other transactions by the Filing Persons with respect to the Common Stock of the Issuer were effected during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety to report that:

         There remain outstanding 83,492 shares of Common Stock subject to Call Options which Internet may require the holders of such Call Options to sell, in the time remaining in the Call Period, which expires with respect to certain of the shares on August 4, 2001 and with respect to the balance of the shares on August 28, 2001.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby supplemented to include the following:

         The Filing Persons file as exhibits the following:

         EXHIBIT 1: Joint Reporting Agreement dated April 9, 2001 among the
                    Filing Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 10, 2001                   BROADWING INC.


                                        /s/ MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Vice President and Treasurer


                                        IXC INTERNET SERVICES, INC.


                                        /s/ MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Treasurer


                                        BROADWING COMMUNICATIONS SERVICES INC.


                                        /s/ MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Treasurer


                                        BROADWING COMMUNICATIONS INC.


                                        /s/ MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Treasurer

                                   SCHEDULE A

         1. The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Broadwing Inc. ("BRW") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Richard G. Ellenberger                President, Chief Executive Officer and
                                      Chief Operating Officer of BRW, Chief
                                      Executive Officer and Director of
                                      Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of Broadwing
                                      Communications and Services

Karen M. Hoguet                       Chief Financial Officer and Senior Vice
                                      President of Federated
                                      Department Stores, Inc.

David B. Sharrock                     Consultant, Director of Interneuron
                                      Pharmaceuticals Inc., Incara
                                      Pharmaceutical, Inc.
                                      Intercardia, Inc. and Praecis
                                      Pharmaceutical, Inc.

Phillip R. Cox                        President and Chief Executive Officer of
                                      Cox Financial Corporation,
                                      Director of Federal Reserve Bank of
                                      Cleveland, Cinergy Corp., BDM
                                      International, Touchstone Mutual Funds and
                                      PNC Bank, Ohio, N.A.

William A. Friedlander                Chairman of Bartlett & Co., Director of
                                      The Union Central Life
                                      Insurance Company and Center Bank

John T. LaMacchia                     President and Chief Executive Officer of
                                      CellNet Data Systems, Inc.
                                      Director of The Kroger Co., Burlington
                                      Resources Inc. and Cell Net Data Systems

James D. Kiggen                       Chairman of the Board of BRW, Chairman of
                                      the Board of Xtek, Inc.,
                                      Director of Fifth Third Bank and its
                                      subsidiary and The United States Playing
                                      Card Co.

Daniel J. Meyer                       Chairman and Chief Executive Officer of
                                      Milacron, Inc., Director of
                                      The E.W. Scripps Company, AK Steel
                                      Corporation and Hubbell Incorporated

Mary D. Nelson                        Retired-Director of Blount International,
                                      Inc. and its subsidiary, and The Union
                                      Central Life Insurance Company

Carl Redfield                         Senior Vice President of Worldwide
                                      Manufacturing/Logistics of Cisco Systems
                                      Inc., Director of CEC Communications,
                                      iBasis, and VA Linux Systems

John M. Zrno                          Retired-Former President and Chief
                                      Executive Officer of Broadwing
                                      Communications

J. Taylor Crandall                    Managing Partner of Oak Hill Capital
                                      Management, Inc. and Chief Operating
                                      Officer of Keystone, Inc., Director
                                      American Skiing Company, Grove Worldwide,
                                      LLC, IPWireless, Oreck Corporation, U.S.
                                      Oncology Inc., Sunterra Corporation and
                                      Washington Mutual, Inc.

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Kevin W. Mooney                       Executive Vice President and Chief
                                      Financial Officer of BRW and Cincinnati
                                      Bell Telephone Company and Chief Financial
                                      Officer of Broadwing Communications

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, Broadwing Communications,
                                      Services and Internet

Mary E. McCann                        Vice President and Controller of BRW

Jeffrey C. Smith                      Chief Legal/Administrative Officer of BRW,
                                      Broadwing Communications and Services,
                                      General Counsel of BRW

Michael W. Callaghan                  Vice President of Corporate Development
                                      of BRW

Kevin R. Sullivan                     Vice President of Finance of BRW

Matthew W. Booher                     Vice President of Investor Relations
                                      of BRW


         2. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Broadwing Communications Inc. ("Broadwing Communications") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger                President and Chief Executive Officer of
                                      BRW, Chief Executive Officer and Director of Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of Broadwing
                                      Communications and Services.

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Kevin W. Mooney                       Executive Vice President and Chief
                                      Financial Officer of BRW and Cincinnati
                                      Bell Telephone Company and Chief Financial
                                      Officer of Broadwing Communications

Richard S. Pontin                     President and Chief Operations Officer of

                                      Broadwing Communications and Services and
                                      President of Internet

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, Broadwing Communications,
                                      Services and Internet


         3. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Broadwing Communications Services Inc. ("Services") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger                President and Chief Executive Officer of
                                      BRW, Chief Executive Officer and Director of Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of Broadwing
                                      Communications and
                                      Services

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Richard S. Pontin                     President and Chief Operations Officer of
                                      Broadwing Communications and Services and
                                      President of Internet

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, Broadwing Communications,
                                      Services and Internet


         4. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of IXC Internet Services, Inc. ("Internet") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger                President and Chief Executive Officer of
                                      BRW, Chief Executive Officer and Director of Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of Broadwing
                                      Communications and Services

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Richard S. Pontin                     President and Chief Operations Officer of
                                      Broadwing Communications and Services and
                                      President of Internet

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, Broadwing Communications,
                                      Services and Internet

                                  EXHIBIT INDEX


      EXHIBIT
      NUMBER                      DESCRIPTION
      -------                     -----------

         1        Joint Reporting Agreement dated April 9, 2001 among the
                  Filing Persons.